Exhibit 12.1
Volcano Corporation
Computation of Earnings to Fixed Charges Ratio
(Unaudited—in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings (losses)
Income (loss) before income taxes	$(50,824)	$9,689	$18,103	$7,327	$(27,767)
Fixed charges	29,979	11,663	10,269	4,330	1,895
Less: capitalized interest	939	1,638	1,190	—	—
Total	(21,784)	19,714	27,182	11,657	(25,872)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$27,632	$9,368	$7,980	$2,192	$5
Interest component of rentals (1)	2,347	2,295	2,289	2,138	1,890
Total	29,979	11,663	10,269	4,330	1,895

Ratio of earnings to fixed charges	(0.73)	1.69	2.65	2.69	(13.65)
Excess (deficiency) of earnings available to cover fixed charges	$(51,763)	$8,051	$16,913	$7,327	$(27,767)

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.